Exhibit 99.43

MATERIAL CHANGE REPORT

FORM 51-102F3

1.	Name and Address of Company

Amaya Gaming Group Inc. (“Amaya” or the “Corporation”)

7600 TransCanada Highway

Pointe-Claire, QC

H9R 1C8

2.	Date of Material Change

June 12, 2014

3.	News Release

A news release reporting the material change was disseminated by the Corporation on June 12, 2014 through CNW and is attached hereto as Schedule “A”.

4.	Summary of Material Change

On June 12, 2014, Amaya and privately held Oldford Group Limited (“Oldford Group”), the parent company of Rational Group Ltd., announced that they entered into a definitive agreement for the Corporation (the “Agreement”) to acquire 100% of the issued and outstanding shares of Oldford Group in an all-cash transaction for an aggregate purchase price of US$4.9 billion (the “Transaction”). The Transaction will result in Amaya becoming the world’s largest publicly-traded online gaming company.

Under the terms of the Agreement, a wholly owned subsidiary of Amaya will pay US$4.9 billion to the holders of Oldford Group securities, which amount will be satisfied by a US$50 million deposit, and a cash payment of US$4.45 billion at dosing of the Transaction, as adjusted in accordance with debt and working capital provisions set out in the Agreement, and with a deferred payment of US$400 million which shall be subject to adjustment, payable upon the earlier of (i) July 31, 2017, and (ii) 30 months following closing of the Transaction, based upon the occurrence of certain events. If the Agreement is terminated prior to closing of the Transaction, under certain circumstances. Oldford Group will be entitled to retain the US$50 million deposit, which amount may be increased by increments of US$10 million under certain circumstances.

The purchase price payable in connection with the Transaction will be financed through a combination of cash on hand, new debt, a private placement of subscription receipts (the “Subscription Receipts”) a private placement of common shares (the “Common Shares”) and a private placement of non-voting convertible preferred shares (the “Preferred Shares”). The debt component will be comprised of a (a) US$2.1 billion secured facilities, consisting of a US$2.0 billion first lien term loan, and (b) US$100 million revolving credit facility, and a US$800 million senior secured second lien term loan. The equity financing will consist of a (a) US$1.050 billion offering of Preferred Shares on a private placement basis at an initial conversion price of C$24 per Common Share, (b) a C$500 million Subscription Receipt Offering on a bought-deal private placement basis with an underwriters’ option to purchase up to C$140 million of Subscription Receipts, (c) as well as a commitment from GSO Capital Partners L.P. and affiliated entities (“GSO”), the credit division of The Blackstone Group, to purchase US$55 million of Common Shares on closing of the Transaction (the “GSO Common Share Subscription”). In addition to the GSO Common Share Subscription, GSO has also agreed to participate in the debt financing and to subscribe for US$600 million in Preferred Shares. An investment manager (the “Investment Manager”), on behalf of its clients, has agreed to participate in the debt financing, to subscribe for approximately US$270 million in Preferred Shares, and to purchase approximately US$55 million of subscription receipts. In connection with the Transaction, and as consideration for a portion of the fees payable and for GSO’s and the Investment Manager’s significant role in the financing of the Transaction, the Corporation has granted 11 million common share purchase warrants to GSO and 1.75 million common share purchase warrants to the Investment Manager, each with an exercise price of C$0.01 and exercisable for a term of 10 years (collectively, the “Warrants”).

Completion of the Transaction will be subject to the approval by Amaya’s shareholders and to customary closing conditions, including receipt of all regulatory approvals and that of the Toronto Stock Exchange regarding the Transaction and the listing of the common shares issuable in connection with the Transaction, including those underlying the Warrants, the Subscription Receipts and the Preferred Shares. Amaya and Oldford Group anticipate that the Transaction will be completed on or about September 30, 2014.

5.	Full Description of Material Change

Reference is made to the press releases attached as Schedule “A” hereto.

6.	Reliance upon subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

None.

8.	Executive Officer

For further information, please contact:

Amaya Gaming Group Inc.

Mr. David Baazov

President and Chief Executive Officer

North America: 1-866-744-3122

Worldwide: 1-514-744-3122

9.	Date of Report

June 23, 2014.

SCHEDULE “A”

PRESS RELEASES

Please see attached.

Amaya Agrees to Acquire Rational Group, Owner of PokerStars and Full Tilt Poker, for $4.9 Billion

/NOT FOR DISSEMINATION IN THE UNITED STATES OR TO U.S. NEWSWIRE SERVICES/

Acquisition Creates World’s Largest Publicly-Traded Online Gaming Company

MONTREAL, CANADA and ONCHAN, ISLE OF MAN, June 12, 2014 /CNW/ - Amaya Gaming Group Inc. (TSX AYA) (“Amaya” or the “Corporation”) and privately held Oldford Group Limited (“Oldford Group”), the parent company of Rational Group Ltd. (“Rational Group”), the world’s largest poker business and owner and operator of the PokerStars and Full Tilt Poker brands, announced today they have entered into a definitive agreement (the “Agreement”) for the Corporation to acquire 100% of the issued and outstanding shares of Oldford Group in an all-cash transaction for an aggregate purchase price of $4.9 billion (the “Purchase Price”), including certain deferred payments and subject to certain other customary adjustments (the “Transaction”). All $ figures are in US dollars unless noted otherwise.

KEY TRANSACTION HIGHLIGHTS

•	The Transaction will result in Amaya becoming the world’s largest publicly-traded online gaming company. The online poker platforms PokerStars and Full Tilt Poker are collectively the world’s most popular and profitable online poker brands with more than 85 million registered players on desktop and mobile devices.

•	For calendar year 2013, pro forma combined revenue, EBITDA and adjusted EBITDA[1] of Amaya and Oldford Group were $1.3 billion, $474.8 million and $473.8 million, respectively. For 2014, the Corporation is projecting pro forma adjusted EBITDA, assuming the Transaction had been completed as of January 1, 2014, of between $600 and $640 million.

•	The Transaction combines complementary businesses with minimal overlap: Isle of Man-headquartered Rational Group’s B2C poker business including PokerStars. Full Tilt Poker, live poker tours and events, and online and TV poker programming; and Montreal-headquartered Amaya’s B2B interactive and physical casino and lottery gaming solutions.

•	Under the terms of the Transaction, Oldford Group shareholders led by Mark Scheinberg, founder and Chief Executive Officer, will dispose of their shares to a wholly-owned subsidiary of Amaya. Mr. Scheinberg and other principals of Oldford Group will resign from all positions with Oldford Group and its subsidiaries on completion of the Transaction.

•	Rational Group’s executive management team will be retained and online poker services provided by PokerStars and Full Tilt Poker will be unaffected by the Transaction, with players continuing to enjoy uninterrupted access to their gaming experience.

•	The boards of directors of both Amaya and Oldford Group unanimously approved the Agreement.

•	The Transaction will be financed through a combination of cash on hand, new debt, a private placement of subscription receipts, a private placement of common shares and a private placement of non-voting convertible preferred shares.

•	Affiliates of GSO Capital Partners LP (“GSO”), the credit division of The Blackstone Group (NYSE:BX), have agreed to participate in the debt financing, to subscribe for $600 million in convertible preffered shares, and to purchase $55 million of common shares of the Corporation with each common share priced at C$20 upon closing of the Transaction.

•	An investment manager (the “Investment Manager”), on behalf of its clients, has agreed to participate in the debt financing, to subscribe for approximately $270 million in convertible preferred shares, and to purchase approximately $55 million of subscription receipts.

•	No change related to this Transaction is contemplated for Amaya’s Board of Directors.

[1]	Adjusted EBITDA as used by the Corporation means earnings before interest and financing costs (net of interest income), income taxes, depreciation and amortization, stock-based compensation, restructuring and other non-recurring costs, and non-controlling interests. Adjusted EBITDA is a non-IFRS measure. Amaya believes this non-IFRS financial measure provides useful information to both management and investors in measuring financial performance, the ability to fund future working capital needs, to service outstanding debt, and to fund future capital expenditures. This measure does not have a standard meaning prescribed by IFRS and therefore may not be comparable to similarly titled measures presented by other publicly traded companies, and should not be construed as an alternative to other financial measures determined in accordance with IFRS. Other issues may calculate adjusted EBITDA differently.

“This is a transformative acquisition for Amaya, strengthening our core B2B operations with a consumer online powerhouse that creates a scalable global platform for growth,” said David Baazov, CEO of Amaya. “Mark Scheinberg pioneered the online poker industry, building a remarkable business and earning the trust of millions of poker players by delivering the industry’s best game experiences, customer service and online security. Working with the experienced executive team at Rational Group, Amaya will continue that tradition of excellence and accelerate growth into new markets and verticals.”

Rational Group Founder and CEO Mark Scheinberg said “I am incredibly proud of the business Isai and I have built over the last 14 years, creating the words biggest poker company and a leader in the iGaming space. Our achievements and this transaction are an affirmation of the hard work, expertise and dedication of our staff, which I am confident will continue to drive the company’s success. The values and integrity which have shaped this company are deeply ingrained in its DNA. David Baazov has a strong vision for the future of the Rational Group which will lead the company to new heights.”

Amaya believes the Transaction will expedite the entry of PokerStars and Full Tilt Poker into regulated markets in which Amaya already holds a footprint, particularly the U.S.A. Additionally, Amaya will provide an extensive selection of its online casino games to expand the Nascent Full Tilt Poker casino platform. Amaya Intends to strongly support Rational Group’s growths initiatives in new gaming verticals, including casino, sportsbook and social gaming, and new geographies.

In recent years, Amaya has experienced rapid growth, partly through strategic acquisitions that have strengthened its core offering of B2B technology-based gaming solutions. Amaya has an expansive footprint in regulated markets in the U.S.A, Canada and Europe through the provision of its online, land-based and lottery solutions to licensed commercial, tribal and charitable gaming operations as well as government lotteries and gaming control agencies.

Rational Group’s core business is PokerStars, launched in 2001. Since then, PokerStars has become the world’s largest online poker site hosting the most players, offering the largest prize pools and the greatest variety of poker games to millions of players.

PokerStars set a Guinness World Record in June 2013 when 225,000 players competed in a single online poker tournament. Together with Full Tilt Poker Rational Group holds a majority of the global market share in real money online poker and is a leader in almost every regulated market in which it operates. Rational Group holds online poker licenses in 10 jurisdictions- more than any other gaming company - including the major European markets of France, Italy and Spain, Rational Group is also the world’s largest producer of live poker events and poker programming for television and online audiences.

Rational Group employs more than 1,700 people globally and is consistently selected as one of the “Best Workplaces” in the UK, Ireland and Costa Rica by the Great Places to Work Institute.

FINANCIAL INFORMATION

In calendar years 2012 and 2013, Oldford Group recorded revenues of $976 million and $1.1 billion, respectively, and adjusted EBITDA of $342 million and $420 million, respectively. Its cash flow from operations in 2012 and 2013 was $267 million and $317 million, respectively. The Transaction is expected to be immediately accretive to earnings and provide strong cash flow from operations for Amaya.

TRANSACTION DETAILS AND CLOSING CONDITIONS

Under the terms of the Agreement, a wholly owned subsidiary of Amaya will pay $4.9 billion to the holders of Oldford Group securities, which amount will be satisfied by a $50 million deposit made on the date hereof and a cash payment of $4.45 billion at closing of the Transaction, as adjusted in accordance with debt and working capital provisions set out in the Agreement, and with a deferred payment of $400 million which shall be subject to adjustment, payable upon the earlier of (i) July 31, 2017, and (ii) 30 months following closing of the Transaction, based upon the occurrence of certain events. If the Agreement is terminated prior to closing of the Transaction, under certain circumstances Oldford Group will be entitled to retain the $50 million deposit, which amount may be increased by increments of $10 million under certain circumstances.

In connection with the Transaction, and as consideration for GSO’s and the Investment Manager’s significant role in the financing of the Transaction, the Corporation has granted 11 million common share purchase warrants to GSO (the “GSO Warrants”) and 1.75 million common share purchase warrants to the Investment Manager (the “Investment Manager Warrants”, collectively with the GSO Warrants, the “Warrants”), each with an exercise price of C$0.01 and exercisable for a term of 10 years, as payment for a portion of the fees payable to the two parties.

Completion of the Transaction will be subject to the approval by Amaya’s shareholders and to customary closing conditions, including receipt of all regulatory approvals and that of the TSX regarding the Transaction and the listing of the common shares issuable in connection with the Transaction, including those underlying the Warrants, the subscription receipts and the convertible preferred shares. Amaya and Oldford Group anticipate that the Transaction will be completed on or about September 30, 2014.

David Baazov, Amaya’s founder, chairman and CEO, along with several other Amaya shareholders, which combined own approximately 28% of Amaya’s existing common shares as of yesterday, have entered into voting agreements in support of the resolutions relating to the Transaction to be passed at the upcoming shareholder meeting.

PURCHASE PRICE FINANCING DETAILS

The Purchase Price will be paid using a combination of cash on hand, new credit facilities and equity financing, allocated as follows:

•	$2.1 billion senior secured credit facilities, consisting of a $2.0 billion first lien term loan and a $100 million revolving credit facility fully underwritten by Deutsche Bank AG New York Branch (“Deutsche Bank”), Barclays Bank PLC (“Barclays”), and Macquarie Capital (USA) Inc. (“Macquarie Capital”).

•	$800 million senior secured second lien term loan fully underwritten by Deutsche Bank, Barclays, and Macquarie Capital, with participation from GSO and the Investment Manager.

•	$1 billion to be raised through the issuance of convertible preferred shares on a private-placement basis at an initial conversion price of C$24 per convertible preferred share.

•	C$500 million to be raised through the issuance of subscription receipts convertible on a one-to-one basis into common shares upon completion of the Transaction on a bought-deal private-placement basis, and an Underwriters’ Option to purchase subscription receipts for additional gross proceeds of up to C$140 million and a commitment from GSO to purchase common shares for additional gross proceeds of up to $55 million.

•	Remainder of the balance payable in cash.

The combined company’s significant cash flow should allow for rapid debt repayment and provide Amaya with sufficient liquidity and flexibility to support ongoing growth prospects.

Subscription Receipt Offering

Amaya has entered into an agreement with a syndicate of underwriters led by Canaccord Genuity Corp. (“Canaccord Genuity”), Cormark Securities Inc. (“Cormark”) and Desjardins Capital Markets (“Desjardins”) (collectively, the “Lead Underwriters”), and Clarus Securities pursuant to which the Lead Underwriters and Clarus Securities have agreed to purchase from treasury, on a bought-deal private placement basis, 25 million subscription receipts of the Corporation (the “Subscription Receipts”) at a price of C$20 per Subscription Receipt (the “Subscription Price”), for aggregate gross proceeds to Amaya of C$500 million. Amaya has also granted the Lead Underwriters an option to purchase up to an additional 7 million Subscription Receipts at the Subscription Price for additional gross proceeds of up to C$140 million, exercisable at any time up to 48 hours prior to the closing date of the Subscription Receipt offering (the “Underwriters’ Option”).

The Subscription Receipts will be automatically converted, without additional payment, into common shares of the Corporation on a one-to-one basis upon completion of the Transaction. If the Transaction is not completed within six months from the closing date of the Subscription Receipt offering, then the Subscription Receipts shall be automatically terminated and cancelled and the principal amount subscribed plus accrued interest will be returned to the holders of the Subscription Receipts in accordance with the terms of the subscription receipt agreement.

The Subscription Receipt offering is expected to close on or about July 7, 2014. Completion of the Subscription Receipt offering is subject to certain conditions, including receipt of the approval of the TSX and all other necessary regulatory approvals.

Net proceeds from the Subscription Receipt offering will be used by the Corporation to partially fund the Purchase Price payable in connection with the Transaction.

25 million common shares of the Corporation will be issued upon conversion of the Subscription Receipts to be sold under the Subscription Receipt offering, representing 21% of the Corporation’s concurrently issued and outstanding common shares on a non-diluted basis. If the Underwriters’ Option is exercised, 7 million common shares of the Corporation will be issued upon conversion of these Subscription Receipts representing 6% of the Corporation’s concurrently issued and outstanding common shares on a non-diluted basis.

The Subscription Price represents a premium of approximately 66.4% to the closing price of C$12.02 per common share on the TSX on June 11, 2014 and a premium of approximately 108.5% over the 30-trading day volume-weighted average price of C$9.59 per common share on the TSX up to and including June 11, 2014.

Convertible Preferred Share Offering

Amaya has entered into an agreement with Canaccord Genuity pursuant to which Canaccord Genuity has agreed to purchase from treasury, on an underwritten bought-deal private placement basis, $130 million of convertible preferred shares of the Corporation (the “Convertible Preferred Shares”).

The Corporation has also entered into Commitment Letters, pursuant to which (a) GSO has agreed to purchase $600 million of Convertible Preferred Shares, and (b) the Investment Manager has agreed to purchase approximately $271 million of Convertible Preferred Shares.

The Convertible Preferred Shares will not be listed on any exchange but, subject to legal limitations, will be freely transferable at the option of a holder.

Each Convertible Preferred Share has an initial principal amount of C$1,000 and is convertible at the holder’s option, initially into approximately 41.67 common shares of the Corporation based on the conversion price of C$24 per common share, in each case, subject to adjustments including 6% accretion to the conversion ratio, compounded semi-annually.

The Corporation may, at any time after the first (3) years of issuance, give notice of its election to cause all of the outstanding Convertible Preferred Shares to be automatically converted, subject to certain conditions.

The Corporation expects the delivery of the Convertible Preferred Shares to occur concurrently with the closing of the Transaction.

The Corporation expects to receive aggregate net proceeds from this offering of approximately $944.25 million, after deducting applicable underwriting and other fees. The Corporation intends to use the net proceeds to partially fund the Purchase Price payable in connection with the Transaction.

It is currently anticipated that the completion of the Convertible Preferred Share offering, the Subscription Receipt offering, the common share purchase commitment and the issuance of Warrants may result in GSO beneficially owning, or having control or direction over more than 20% of the common shares of a fully-diluted basis.

SHAREHOLDER MEETING

In light of the need of certain matters to be approved by shareholders in connection with the Transaction, the Corporation has postponed its annual and special meeting of shareholders previously announced as June 17, 2014. The annual and special meeting of the Corporation’s shareholders (the “Shareholder Meeting”) will now be held on July 30, 2014 with a record date of June 11, 2014. The Corporation has received approval from the TSX in connection with the postponement of the annual meeting of shareholders and will file an amended notice of record date and meeting date on SEDAR at www.sedar.com.

At the Shareholder Meeting, shareholders of Amaya will be asked to consider, and if deemed advisable, pass a resolution to approve the creation of the new class of Convertible Preferred Shares. The creation of the Convertible Preferred Shares will require the approval of two-thirds of the votes cast by shareholders present in person or represented by proxy at the Shareholder Meeting.

The TSX requires that the issuance of the Warrants and certain terms of the Convertible Preferred Shares also be approved by a majority of the votes cast by shareholders present in person or represented by proxy at the Shareholder Meeting.

The board of directions of the Corporation (the “Board”) has, following consultation with its financial and legal advisors, determined that the Transaction is in the best interests of the Corporation, and unanimously recommends that shareholders vote in favour of the resolutions to be passed at the Shareholder Meeting in connection with the Transaction.

Deutsche Bank Securities Inc., in its capacity as one of Amaya’s financial advisors, has provided an opinion to the Board that, subject to the assumptions, limitations, qualifications and conditions set forth therein, the $4.9 billion cash consideration to be paid by Amaya for the acquisition of Oldford Group is fair, from a financial point of view to Amaya, Canaccord Genuity has also provided an opinion to the Board that, subject to the assumptions, limitations, qualifications and conditions set forth therein, the $4.9 billion cash consideration to be paid by Amaya for the acquisition of Oldford Group is fair, from a financial point of view, to Amaya. Copies to the fairness opinions will be included in the management information circular to be mailed to shareholders in anticipation of the Shareholder Meeting.

The Corporation intends to mail a proxy circular in the upcoming weeks to its shareholders in anticipation of the Shareholder Meeting. Details of the Transaction and the matters to be approved by shareholders, including the terms of the Transaction as set out in the Agreement and the rationale for the Board’s decision to enter in the Transaction, will be set out in the proxy circular which will be available on SEDAR under the Corporation’s profile at www.sedar.com once mailed. Shareholders registered on the books of Amaya at the close of business on June 11, 2014 will be entitled to receive notice of, and vote at, the Shareholder Meeting.

ADVISORS

Deutsche Bank Securities Inc. and Canaccord Genuity are acting as lead financial advisors to Amaya in connection with the Transaction. Macquarie Capital and Barclays acted as co-advisors. Houlihan Lokey acted as financial advisor to Oldford Group. Amaya was represented by Osler, Hoskin & Harcourt LLP, and by Greenberg Traurig, LLP acting as U.K., The Netherlands and U.S. counsel, with Fox Rothschild, LLP being retained as special gaming counsel by the Corporation. McCarthy Terault LLP acted as legal advisor to the underwriters with respect to the Subscription Receipt offering and Canadian legal advisor to GSO, with White & Case LLP acting as U.S. and U.K. legal advisor to GSO. The syndicate of lenders under the term loan facilities was represented by Cahill Gordon & Reindel LLP. The securityholders of Oldford Group were represented by Herzog Fox & Neeman and Stikerman Elliott LLP acted as legal advisor to Canaccord Genuity with respect to the Convertible Preferred Share offering.

CONFERENCE CALL AND WEBCAST PRESENTATION

Amaya will host a conference call and webcast presentation accompanied by slides on June 13, 2014 at 8:30 a.m. ET. To access via tele-conference, please dial +1.888.231.8191 or 1.647.427-7450. The playback will be made available two hours after the event at +1.855.859.2056 or +1.416.849.0833. The Conference ID number is 60250512. Media representatives are welcome to participate on the call on a listen-only basis. To access the webcast please use this link: www.newswire.ca/en/webcast/detail/1371129/1519499

ABOUT AMAYA

Amaya provides a full suite of gaming products and services including casino, poker, sportsbook, platform, lotteries and electronic gaming machines and game systems. Some of the world’s largest licensed gaming operations, casinos and lotteries are powered by Amaya’s interactive, land-based, and lottery solutions, including in multiple U.S. states and Canadian provinces, more than 80 Native American tribal jurisdictions, and multiple European jurisdictions. The company supplies online casino games to multiple Atlantic City casinos permitted to provide real money online gaming in New Jersey, the most recent and thus far largest U.S. state to regulate iGaming. For more information, visit www.amayagaming.com.

About The Rational Group

The Rational Group operates gaming and related businesses and brands including PokerStars, Full Tilt Poker, the European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour and the Asia Pacific Poker Tour. These brands collectively form the largest poker business in the world, comprising online poker games and tournaments, live poker competitions and poker programming created for television and online audiences. In addition to operating two of the largest online poker sites where it has dealt more than 100 billion poker hands and held over 800 million online tournaments, the group is the largest producer of live poker events around the world.

Rational Group’s businesses are among the most respected in the industry for delivering high-quality player experiences, unrivalled customer service, and innovative software. The Group employs industry-leading practices in payment security, game integrity, and player fund protection, offering customer support in 29 languages. The Rational Group holds more online poker licenses than any other e-gaming company, and works closely with regulators around the world to help establish sensible global regulation.

DISCLAIMERS

This News Release for Amaya contains forward-looking statements about the proposed acquisition by Amaya of all of the equity securities of Oldford Group. Forward-looking statements are typically identified by words such as “expect”, “anticipate”, “believe”, “foresee”, “project”, “could”, “estimate”, “goal”, “intend”, “plan”, “seek”, “strive”, “will”, “may” and “should” and similar expressions. Forward-looking statements reflect current estimates, beliefs and assumptions, which are based on Amaya’s perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. Amaya’s estimates, beliefs and assumptions are inherently subject to significant business, economic, competitive and other uncertainties and contingencies regarding future events and as such, as subject to change. Amaya can give no assurance that such estimates, beliefs and assumptions will prove to be correct.

This News Release contains forward-looking statements concerning the combined company’s financial position, cash flow and growth prospects; certain strategic benefits and operational synergies; management of the combined company; the timing of Amaya’s shareholders meeting and publication of related shareholder material; the expected completion date of the proposed transaction; and Amaya’s and Oldford Group’s anticipated future results. The pro forma information set forth in this News Release should not be considered to be what the actual financial position or other results of operations would have necessary been had Amaya and Oldford Group operated as a single combined company as, at, or for the periods stated.

Numerous risks and uncertainties could cause the combined company’s actual results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements, including, but not limited to: failure to realize anticipated results, including revenue growth from the combined company’s major initiatives; heightened competition, whether from current competitors or new entrants to the marketplace, changes in economic conditions including the rate of inflation or deflation, changes in interest and currency exchange rates and derivative and commodity prices; failure to achieve desired results in labour negotiations; failure to attract and retain key employees or effectively manage succession planning; damage to the reputation of brands promoted by the combined company; new, or changes to current, gaming laws in various jurisdictions; changes in the combined company’s regulatory liabilities including changes in tax laws, regulations or future assessments; new or changes to existing, accounting pronouncements; the risk of violations of law, breaches of the combined company’s policies or unethical behavior, the risk of material adverse effects arising as a result of litigation; and events or series of events may cause business interruptions.

Readers are cautioned that the foregoing list of factors in not exhaustive. Other risks and uncertainties not presently known to Amaya or that Amaya presently believes are not material could also cause actual results or events to differ materially from those expressed in its forward-looking statements. Additional information on these and other factors that could affect the operations or financial results of Amaya or the combined company are included in reports filed by Amaya with applicable securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com).

There can be no assurance that the proposed Transaction will occur or that the anticipated strategic benefits and operational synergies will be realized. The proposed Transaction is subject to various regulatory approvals, including approvals by the TSX, and the fulfillment of certain conditions, and there can be no assurance that any such approvals will be obtained and/or any such conditions will be met. The proposed combination could be modified, restructured or terminated.

Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect Amaya’s expectations only as of the date of this News Release. Amaya disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

This News Release is not an offer to sell or the solicitation of an offer to buy any securities in the United States or in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities described in this News Release have not been and will not be registered under the United States Securities Act of 1933, as amended, or any state securities laws and may not be offered or sold within the United States absent registration or an applicable exemption from the registration requirements of such laws.

SOURCE Amaya Gaming Group Inc.

%SEDAR: 00029939EF

For further information:

AMAYA INVESTOR CONTACT:

Tim Foran

Director, Investor Relations

+1.416.545.1325

ir@amayagaming.com

AMAYA MEDIA CONTACT:

Maggie McKeon

Kauffmann Public Affairs

Maggie@kauffmannile.com

RATIONAL GROUP MEDIA CONTACT

Eric Hollreiser

Head of Corporate Communications

The Rational Group

erich@pokerstars.com

CO: Amaya Gaming Group Inc.

CNW 21:24e 12-JUN-14

NOT FOR DISSEMINATION IN THE UNITED STATES OR TO U.S. NEWSWIRE SERVICES

Amaya Announces Upsize of Previously Announced Offering of Convertible Preferred Shares

MONTREAL, CANADA– June 23, 2014 – Amaya Gaming Group Inc. (TSX: AYA) (“Amaya” or the “Corporation”) announced today that it has upsized its previously announced private placement offering of convertible preferred shares of the Corporation (the “Convertible Preferred Shares”) from treasury, on an underwritten bought-deal private placement basis, in order to meet additional demand. The size of the offering was increased by agreement between Amaya and Canaccord Genuity Corp., as sole underwriter, by approximately US$50 million to approximately US$180 million from the previously announced US$130 million. As a result, the total gross proceeds from the issuance of Convertible Preferred Shares will now be US$1,050,000,000. There are no other changes to the previously announced financing. The upsized portion will be offered on the same terms as the previously announced offering of Convertible Preferred Shares. Cannacord Genuity will be paid a fee of 5% in respect of the upsized portion.

Each Convertible Preferred Share has an initial principal amount of C$1,000 and is convertible, at the holder’s option, initially into approximately 41.67 common shares of the Corporation based on the conversion price of C$24 per common share, in each case, subject to adjustments including 6% accretion to the conversion ratio, compounded semi-annually.

The Corporation expects the offering to close concurrently with the closing of the previously announced transaction whereby Amaya has agreed to acquire the Rational Group for an aggregate purchase price of US$4.9 billion. The Corporation intends to use the net proceeds from the issuance of the Convertible Preferred Shares to partially fund the payment of the purchase price for the acquisition of the Rational Group.

AMAYA INVESTOR CONTACT:

Tim Foran

Director, Investor Relations

+1.416.545.1325

ir@amayagaming.com

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ABOUT AMAYA

Amaya provides a full suite of gaming products and services including casino, poker, sportsbook, platform, lotteries and electronic gaming machines and game systems. Some of the world’s largest licensed gaming operators, casinos and lotteries are powered by Amaya’s interactive, land-based, and lottery solutions, including in multiple U.S. states and Canadian provinces, more than 80 Native American tribal jurisdictions, and multiple European jurisdictions. The company supplies online casino games to multiple Atlantic City casinos permitted to provide real money online gaming in New Jersey, the most recent and thus far largest U.S. state to regulate iGaming. For more information, visit www.amayagaming.com.

DISCLAIMERS

This News Release contains forward-looking statements. Forward-looking statements are typically identified by words such as “expect”, “anticipate”, “believe”, “foresee”, “project”, “could”, “estimate”, “goal”, “intend”, “plan”, “seek”, “strive”, “will”, “may” and “should” and similar expressions. Forward-looking statements reflect current estimates, beliefs and assumptions, which are based on Amaya’s perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. Amaya’s estimates, beliefs and assumptions are inherently subject to significant business, economic, competitive and other uncertainties and contingencies regarding future events and as such, are subject to change. Amaya can give no assurance that such estimates, beliefs and assumptions will prove to be correct.

Numerous risks and uncertainties could cause the company’s actual results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements, including, but not limited to: failure to realize anticipated results, including revenue growth from the company’s major initiatives; heightened competition, whether from current competitors or new entrants to the marketplace, changes in economic conditions including the rate of inflation or deflation, changes in interest and currency exchange rates and derivative and commodity prices; failure to achieve desired results in labour negotiations; failure to attract and retain key employees or effectively manage succession planning; damage to the reputation of brands promoted by the company; new, or changes to current, gaming laws in various jurisdictions; changes in the company’s regulatory liabilities including changes in tax laws, regulations or future assessments; new, or changes to existing, accounting pronouncements; the risk of violations of law, breaches of the company’s policies or unethical behaviour; the risk of material adverse effects arising as a result of litigation; and events or series of events may cause business interruptions.

Readers are cautioned that the foregoing list of factors is not exhaustive. Other risks and uncertainties not presently known to Amaya or that Amaya presently believes are not material could also cause actual results or events to differ materially from those expressed in its forward-looking statements. Additional information on these and other factors that could affect the operations or financial results of Amaya are included in reports filed by Amaya with applicable securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com).

Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect Amaya’s expectations only as of the date of this News Release. Amaya disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

This News Release is not an offer to sell or the solicitation of an offer to buy any securities in the United States or in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities described in this News Release have not been and will not be registered under the United States Securities Act of 1933, as amended, or any state securities laws and may not be offered or sold within the United States absent registration or an applicable exemption from the registration requirements of such laws.